PINEAPPLE FINANCIAL INC.

Unit 200 111 Gordon Baker Road

Toronto, Ontario M2H 3R1

Tel: (416) 669-2046

January 4, 2023

VIA EDGAR

Susan Block

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Re: Pineapple Financial Inc.
Registration Statement on Form S-1
Filed on December 1, 2022
File No. 333-268636

Dear Ms. Block,

On behalf of Pineapple Financial Inc. (the “Company”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”), of the Securities and Exchange Commission (the “Commission”) provided to the undersigned on December 13, 2022, regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”), which was submitted to the Commission on December 1, 2022.

For convenience, the Staff’s comments have been restated below and the Company’s responses are set out immediately under the restated comments. An amendment to the Registration Statement on Form S-1 (“Amendment No. 1.”) reflecting changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, has also been submitted on this date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Registration Statement on Form S-1

General

1.	It appears that you are conducting a firm commitment underwritten offering but on the cover page you checked the box that securities being registered are to be offered on a delayed or continuous basis pursuant to Rule 415. In addition, you have included some Rule 415 undertakings in Item 17 on page II-5. Please revise for consistency or advise.

Response: The Company acknowledges the Staff’s comment and has unchecked the box that securities being registered are to be offered on a delayed or continuous basis pursuant to Rule 415 on the cover page

We look forward to working with you to have the Company approved for listing on the Nasdaq Stock Market. In connection there with, Shubha Dasgupta, the Company’s Chief Executive Officer, would like the opportunity to address any concerns that you may have with the Company’s application as soon as possible. Thank you very much for your cooperation.

If you need any additional information or have any follow up questions, please feel free to contact me.

Sincerely,

/s/ Shubha Dasgupta
Shubha Dasgupta